UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

GulfMark Offshore, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	76-0526032 (I.R.S. Employer Identification No.)

842 West Sam Houston Parkway North, Suite 400 Houston, Texas (Address of Principal Executive Offices)	77024 (Zip Code)

Title of Each Class to be Registered	Name of Each Exchange on Which Each Class is to be Registered
Warrant	NYSE American

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: N/A

Item 1. Description of Registrant’s Securities to be Registered.

General

As previously reported, on May 17, 2017, GulfMark Offshore, Inc., a Delaware corporation (“GulfMark” or the “Company”), filed a voluntary petition for relief (the “Bankruptcy Case”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to pursue a Chapter 11 Plan of the Debtor (as proposed and amended, the “Plan”) and related disclosure statement (as amended, the “Disclosure Statement”). On October 4, 2017, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan. A copy of the Confirmation Order, with a copy of the Plan as confirmed attached thereto, is attached as Exhibit 2.1 to the Current Report on Form 8-K filed October 5, 2017 and is incorporated herein by reference. On the date hereof (the “Effective Date”), the Company satisfied the conditions of the Confirmation Order, and the Plan became effective.

On the Effective Date, the Company entered into a warrant agreement (the “Warrant Agreement”) with American Stock Transfer & Trust Company, LLC, as warrant agent (the “Warrant Agent”). Pursuant to the terms of the Plan, on the Effective Date, the Company issued warrants (the “Warrants,” and holders thereof “Warrantholders”), which in the aggregate, are exercisable to purchase up to approximately 810,811 shares of common stock, par value $0.01 per share (the “Common Stock”). The below description of the Warrant Agreement is qualified in its entirety by reference to the Warrant Agreement. A copy of the Warrant Agreement is attached hereto as Exhibit 4.1. Capitalized terms not defined herein shall have the meanings ascribed to them in the Warrant Agreement.

Warrants

In accordance with the Plan, the Company issued Warrants to the holders of the Interests (as defined in the Plan), totaling 810,811 Warrants outstanding, exercisable until November 14, 2024, to purchase up to an aggregate of 810,811 shares of Common Stock at an initial exercise price of $100.00 per share, subject to adjustment as provided in the Warrant Agreement. All unexercised Warrants shall expire, and the rights of the Warrantholder to purchase share of Common Stock shall terminate on November 14, 2024 at 5:00 p.m., New York City time, which is the 7th anniversary of the Effective Date.

No Rights As Stockholders

Pursuant to Section 14 of the Warrant Agreement, prior to the exercise or conversion of any Warrants into Common Stock, the Warrants do not entitle the holder or the owner of any beneficial interest in such Warrants to any rights as a stockholder of the Company, including, without limitation, any rights to vote, to receive dividends or other distributions, to exercise any preemptive right, or to receive notice as stockholders in respect of any meetings of stockholders unless, until and only to the extent such Warrantholder becomes a holder of record of Common Stock issued upon settlement of Warrants.

Jones Act Restrictions

The Company and certain of its subsidiaries are subject to U.S. maritime laws (the “U.S. Maritime Laws”) that generally require that only U.S. citizens own and operate U.S.-flag vessels in the U.S. coastwise trade (i.e., trade between points in the United States). We refer to any natural person or entity that satisfies the citizenship requirements of the U.S. Maritime Laws as a “U.S. Citizen,” and any natural person or entity that does not satisfy those requirements as a “Non-U.S. Citizen.” Under applicable U.S. Maritime Laws, among other things, the aggregate ownership by Non-U.S. Citizens of the Company’s outstanding New Common Stock must not exceed 25%. To ensure compliance with the U.S. Maritime Laws, the Company’s Certificate of Incorporation limits ownership by Non-U.S. Citizens in the aggregate to not more than 24% of the Company’s outstanding New Common Stock.

During the term of the Equity Warrants, the Equity Warrant Holders that are Non-U.S. Citizens are prohibited from converting their Existing Equity Warrants into shares so long as any of the Noteholder Warrants held by Non-U.S. Citizens are outstanding and subject to the automatic conversion procedure in the Noteholder Warrants. In addition, Equity Warrant Holders that are Non-U.S. Citizens may not exercise their warrants to the extent that the exercise thereof would cause the aggregate ownership by Non-U.S. Citizens of the New Common Stock to exceed 24% at the time of exercise. Once an Equity Warrant Holder that is a Non-U.S. Citizen is permitted to exercise its warrants, the warrants for which a notice of exercise is outstanding are subject to monthly automatic conversion procedures pursuant to which such warrants will be automatically be converted on a first come, first served basis until the 24% limitation on ownership by Non-U.S. Citizens is reached.

Adjustments

The number of shares of Common Stock for which a Warrant is exercisable, and the exercise price per share of such Warrant are subject to adjustment from time to time pursuant to Section 6 of the Warrant Agreement upon the occurrence of certain events, including the issuance of a stock dividend to all holders of Common Stock, a subdivision, a combination or other reclassification of the new shares of Common Stock.

Reorganization Event

Upon the occurrence of a merger, consolidation, recapitalization, reclassification, reorganization or business combination with another Person, each Warrantholder will have the right to receive, upon exercise of a Warrant, an amount of securities, cash or other property received in connection with such event with respect to or in exchange for the number of shares of Common Stock for which such Warrant is exercisable immediately prior to such event.

Cashless Exercise

The Warrants generally only permit Warrantholders to exercise the Warrants for a cash payment, or, if the underlying shares of Common Stock are listed on a national securities exchange as of the applicable exercise date, pursuant to a cashless exercise, whereby a Warrantholder may elect to pay cash to purchase the shares underlying the Warrant at the then-applicable exercise price. If a Warrantholder elects to have a cashless exercise, the Company will reduce the number of shares of Common Stock issuable pursuant to the exercise of the Warrants, without any cash payment therefor.

Item 2. Exhibits.

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of GulfMark Offshore, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-A12B filed on November 14, 2017).

3.2	Amended and Restated Bylaws of GulfMark Offshore, Inc. (incorporated by reference to Exhibit 3.2 to the Form 8-A12B filed on November 14, 2017).

4.1*	Warrant Agreement between GulfMark Offshore, Inc., as Issuer, and American Stock Transfer & Trust Company, LLC, as Warrant Agent, dated as of November 14, 2017.

____________

* Filed herewith.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of GulfMark Offshore, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-A12B filed on November 14, 2017).

3.2	Amended and Restated Bylaws of GulfMark Offshore, Inc. (incorporated by reference to Exhibit 3.2 to the Form 8-A12B filed on November 14, 2017).

4.1*	Warrant Agreement between GulfMark Offshore, Inc., as Issuer, and American Stock Transfer & Trust Company, LLC, as Warrant Agent, dated as of November 14, 2017.

____________

* Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: November 14, 2017

GulfMark Offshore, Inc.

By:	/s/ Quintin V. Kneen
Name:	Quintin V. Kneen
Title:	President and Chief Executive Officer